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SEC FILE NUMBER
8-47493

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cardinal Investments Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

APR 08 2024

1600 North Belt West
(No. and Street)

Washington, DC

Belleville (City) Illinois (State) 62226 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)
Jeff Heet	618-277-1005	heet.jeff@aol.com

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Holt and Patterson CPAs
(Name – if individual, state last, first, and middle name)

(Address)	(City)	(State)	(Zip Code)
260 Chesterfield Industrial Parkway	Chesterfield	Mo	63005

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
	3372

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Heet, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cardinal Investments Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
ADAM WARREN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES MAR. 8, 2026

Signature:

Title:
President

Notary Public

SEC Mail Processing

APR 08 2024

Washington, DC

This filing contains (check all applicable boxes):**

- ● (a) Statement of financial condition.
- ● (b) Notes to consolidated statement of financial condition.
- ● (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ● (d) Statement of cash flows.
- ● (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ● (g) Notes to consolidated financial statements.
- ● (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ● (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ● (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ● (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ● (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240 17a-5 or 17 CFR 240.18a-7, as applicable.
- ● (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable*

Cardinal Investments Inc.
Audited Financial Statements
2023

Table of Contents

	Page
Independent Auditors' Report	1
Independent Accountants' Review Report	2
Financial Statements	
Statement of Financial Condition	3-4
Statement of Income	5
Statement of Changes in Stockholders' Equity	6
Statement of Cash Flows	7
Notes to the Financial Statements	8-11
Supplementary Information Pursuant to SEC Rule 17a-5	
Computation of Net Capital	12
Computation of Capital Requirements and Schedule of Aggregate Indebtedness	13
Computation for Determination of Reserve Requirements	14
Information Relating to Possession or Control Requirements	15
Exemption Report 2023	16

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholders
of Cardinal Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cardinal Investments, Inc. as of December 31, 2023, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cardinal Investments, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cardinal Investments, Inc.'s management. Our responsibility is to express an opinion on Cardinal Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cardinal Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information located on pages 12 to 16 has been subjected to audit procedures performed in conjunction with the audit of Cardinal Investments, Inc.'s financial statements. The supplemental information is the responsibility of Cardinal Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC
Chesterfield, MO

We have served as Cardinal Investments, Inc.'s auditor since 2009.

March 28, 2024

260 CHESTERFIELD INDUSTRIAL BLVD. CHESTERFIELD, MO 63005 PHONE 636/530-1040 FAX 636/530-1101

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholders
of Cardinal Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cardinal Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cardinal Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii) (exemption provisions) and (2) Cardinal Investments, Inc. stated that Cardinal Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cardinal Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cardinal Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC
Chesterfield, MO 63005

March 28, 2024

260 CHESTERFIELD INDUSTRIAL BLVD. CHESTERFIELD, MO 63005 PHONE 636/530-1040 FAX 636/530-1101

CARDINAL INVESTMENTS INC.
STATEMENT OF FINANCIAL CONDITION
as of December 31, 2023

ASSETS

	12/31/2023
CURRENT ASSETS	
Cash	$ 45,760
Deposits with Clearing Organizations	35,000
Commissions Receivable	12,448
TOTAL CURRENT ASSETS	93,208
FIXED ASSETS	
Furniture and Equipment	79,756
Accumulated Depreciation	(79,756)
TOTAL FIXED ASSETS	-
OTHER ASSETS	
Prepaid Expenses	2,514
Due from Officer	16,887
TOTAL OTHER ASSETS	19,401
TOTAL ASSETS	$ 112,609

CARDINAL INVESTMENTS INC.
STATEMENT OF FINANCIAL CONDITION
as of December 31, 2023

LIABILITIES AND STOCKHOLDERS' EQUITY

	12/31/2023
CURRENT LIABILITIES	
Accounts Payable	$ 75
TOTAL CURRENT LIABILITIES	75
LONG TERM LIABILITIES	
TOTAL LONG TERM LIABILITIES	-
TOTAL LIABILITIES	75
STOCKHOLDERS' EQUITY	
Common Stock, $1 par value, 800 shares authorized, 800 shares issued and outstanding	800
Additional Paid-in Capital	34,715
Retained Earnings	77,019
TOTAL STOCKHOLDERS' EQUITY	112,534
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 112,609

CARDINAL INVESTMENTS INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2023

	12/31/2023	%
INCOME		
Commission Income	$ 144,756	84.41
Interest Income	26,743	15.59
TOTAL INCOME	171,499	100.00
OPERATING EXPENSES		
Administration	1,574	0.92
Miscellaneous Income	(437)	(0.25)
Dues and Subscriptions	4,219	2.46
Clearing fees	20,979	12.23
Officers Salary	47,650	27.78
Gifts	300	0.17
Insurance	434	0.25
Legal and Professional Fees	5,937	3.46
License and Permits	178	0.10
Office Expense	5,021	2.93
Payroll Taxes	6,785	3.96
Postage and Delivery	481	0.28
Professional Development	572	0.33
Registration Fees	9,697	5.65
Rent Expense	19,910	11.61
Repairs and Maintenance	1,473	0.86
Taxes	53	0.03
Utilities	7,859	4.58
Wages	38,275	22.32
TOTAL OPERATING EXPENSES	170,960	99.69
INCOME (LOSS) FROM OPERATIONS	539	0.31
NET INCOME (LOSS)	$ 539	0.31

Income Tax	
Federal	0
State	0

See Notes and Independent Auditor's Report

CARDINAL INVESTMENTS INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2023

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE DATE AT DECEMBER 31, 2022	800	34,715	76,480	111,995
Net Income			539	539
BALANCE DATE AT DECEMBER 31, 2023	$ 800	$ 34,715	$ 77019	$ 112,534

CARDINAL INVESTMENTS INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2023

	2023
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 539
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Decrease (Increase) in Operating Assets	
Receivables	1,187
Due from Officer	(1,500)
Increase (Decrease) in Payable	
Commissions Payable	(437)
Accounts Payable	(2,910)
Prepaid Expenses	1,529
Total Adjustments	(2,131)
NET CASH PROVIDED BY (USED) IN OPERATING ACTIVITIES	(1,592)
NET INCREASE (DECREASE) IN CASH	(1,592)
CASH, beginning of year	47,352
CASH, end of year	$ 45,760

SUPPLEMENTAL DISCLOSURE

INTEREST PAID	0
FEDERAL AND STATE INCOME TAXES PAID	53

See Notes and Independent Auditor's Report

CARDINAL INVESTMENTS, INC.
Notes to the Financial Statements
For the Year Ended December 31, 2023

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant policies is presented to assist in the understanding of Cardinal Investments, Inc.'s (the Company) financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company is a broker-dealer registered with the Securities and Exchange (SEC) and is a member of FINRA. The Company is a registered insurance agency for the purposes of offering variable insurance products in states where it is properly licensed. The Company was incorporated in May 1994. Operations were started in August, 1994 with a general securities operation beginning in October, 1994.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Basis of Accounting

The accompanying financial statements are presented in accordance with the accrual basis of accounting.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to

review, as necessary, the credit standing of each counter-party.

At times throughout the year, the Company may maintain certain bank accounts in excess of the FDIC insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition / ASC 606 Contracts with Customers

The Company earns commissions from securities brokerage services provided to it's customers by a third-party service provider. These commissions are provided on a monthly basis based on customer activity for the month. The commissions are recognized on trade date and a receivable is recorded until paid on the third business day of the following month. Because the Company (i) acts as agent in arranging the relationship between the customer and the third-party service provider and (ii) does not control the services rendered to the customers, securities brokerage fees are presented net of related costs, including execution, clearance, and floor brokerage fees.

Accounts Receivable

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary at December 31,2023. The bad debt expense at December 31,2023 was $0.

Allowance for Credit Losses

In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from incurred loss model to the expected loss model. Under the standard disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the company that are subject to the guidance in FASB ASC 326 were Deposits with Clearing Organizations and Commissions Receivable.

We adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the financial statements and primarily resulted in new/enhanced disclosures only.

NOTE 2 – INCOME TAXES

The Company implemented FASB Accounting Standards Codification 740-10, Income Taxes. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e. greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements as the amount most likely to be realized assuming a review by the authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expenses. The Company assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of and for the years ended December 31, 2023.

The federal and state income tax returns for the Corporation for 2021, 2022, and 2023 are subject to examination by respective taxing authorities generally for three years after they are filed.

The Company's policy for reporting interest and penalties related to income taxes is to expense as they are incurred. The Company feels there is a more likely than not chance that all tax positions will be fully recognized; therefore, no provision for potential interest or penalties on these tax positions have been made. The total penalties and interest the Company paid for 2023 was $0.

NOTE 3 – DEFERRED TAXES

The Company has adopted ASC 740-10, Accounting for Income Taxes, to account for deferred income taxes. Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred taxes. There were no items that resulted in deferred taxes.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company's office building is leased from a corporation that is owned the Company's shareholders. The building lease is a month-to-month triple net lease. Rental payments at December 31, 2023 totaled $19910. The Company adopted ASC 842, *Leases*, in a prior year, the impact of which was immaterial, as the Company does not have any leases with terms greater than one year. The Company has a loan due from the current President of the Company in the amount of $16,887.

NOTE 5 –NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2023, the Company had net capital of $93,133, which was $88,133 in excess of its required net capital of $5,000.

NOTE 6 – ADVERTISING COST

Non-direct-response advertising costs are expensed in the year incurred. This amount at December 31, 2023 totaled $0. The Company did not incur any direct-response advertising cost during the year.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies to report for the year ended December 31, 2023.

NOTE 8 – DATE OF MANAGEMENT REVIEW

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosures through March 28, 2024, the date of the management representation letter and the date the financial statements were available to be issued. No additional activity has occurred that would require disclosure.

CARDINAL INVESTMENTS INC.
COMPUTATION OF NET CAPITAL
For The Year Ended December 31, 2023

NET CAPITAL COMPUTATION:

Stockholders' Equity		$ 112,534
Deductions and/or charges		
Other Assets	-	
Prepaid Expenses	2,514	
Due from Officer	16,887	19,401
Subtotal		
NET CAPITAL		$ 93,133

There are no material differences between the Net Capital calculation compared to the broker-dealer's unaudited Part II.

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$ 93,133
Net audit adjustments	-
	$ 93,133

Cardinal Investments Inc.
COMPUTATION OF NET CAPITAL REQUIREMENTS
As of December 31, 2023

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$ 5
Minimum Dollar Net Capital Required	5,000
Net Capital Requirement (Greater of the Above)	5,000
Excess Net Capital	$ 88,133
Percentage of Aggregate Indebtedness to Net Capital	0.1%

SCHEDULE OF AGGREGATE INDEBTEDNESS

Commissions Payable	$ -
Accounts Payable	75
Income Tax Payable	-
	$ 75

Cardinal Investments Inc.
COMPUTATION for DETERMINATION of RESERVE REQUIREMENTS
Under Rule 15c3-3
As of December 31, 2023

THE COMPANY HAS CLAIMED AN EXEMPTION TO RULE 15C3-3 PER PARAGRAPH (K)(2)(II) AND THEREFORE NO COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER THAT RULE HAVE BEEN PROVIDED.

Cardinal Investments Inc.
INFORMATION RELATING to the POSSESSION or CONTROL REQUIREMENTS
Under Rule 15c3-3
AS OF DECEMBER 31, 2023

THE COMPANY HAS CLAIMED AN EXEMPTION TO RULE 15C3-3 PER PARAGRAPH (K)(2)(II) AND THEREFORE NO INFORMATION RELATING TO THE POSSESSION OR CONTROL OF SECURITIES UNDER THAT RULE HAVE BEEN PROVIDED.

CARDINAL
INVESTMENTS
INC.

EXEMPTION REPORT
SEC Rule 17a5(d)(4)

Cardinal Investments Inc.

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a5(d)(4):

- Cardinal Investments Inc. is a broker/dealer registered with the SEC and FINRA.
- Cardinal Investments Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2023.
- Cardinal Investments Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Cardinal Investments Inc. *has met* the identified exemption provisions in paragraph k(2)(ii) of Rule 15c3-3 throughout the period of January 1st, 2023 through December 31, 2023 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

Jeffrey Heet
President

1600 North Belt West • Belleville, IL 62226
(618) 277-1005 • Fax (618) 277-9215